LASALLE HOTEL

PROPERTIES

December 10, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Kevin Woody, Branch Chief

	Re:	LaSalle Hotel Properties
Form 10-K for Fiscal Year Ended December 31, 2009 (Filed on February 25, 2010)
Definitive Proxy Statement (Filed on March 11, 2010)
File No. 001-14045

Dear Mr. Woody:

This correspondence is our response to your comment letter dated November 8, 2010, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2009, filed on February 25, 2010, and our definitive proxy statement on Schedule 14A filed on March 11, 2010. For your convenience, we reproduced each of your comments before our response thereto. Please see attached Annex A.

We acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3 BETHESDA CENTER, SUITE 1200, BETHESDA, MD 20814

TEL 301.941.1500    FAX 301.941.1553

U.S. Securities and Exchange Commission

December 10, 2010

If you have any further questions concerning the response letter, please contact our outside counsel, Jeffrey M. Sullivan at DLA Piper LLP (US) at (919) 786-2003, or me at (301) 941-1512.

Sincerely,

LaSalle Hotel Properties

/s/ Hans S. Weger
Hans S. Weger, Chief Financial Officer

cc:	Securities and Exchange Commission
Jennifer Monick, Senior Staff Accountant
Sonia Barros, Special Counsel
Phil Rothenberg, Attorney Advisor

DLA Piper LLP (US)
Jeffrey M. Sullivan

KPMG LLP
Anthony L. Circolone

3 BETHESDA CENTER, SUITE 1200, BETHESDA, MD 20814

TEL 301.941.1500    FAX 301.941.1553

Annex A

Form 10-K for year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Investment In Hotel and Development Properties, page 23

1. We note your responses to our prior comments two and three. Please provide us with a more comprehensive analysis supporting management’s opinion that decreases in occupancy, ADR, and RevPAR from 2008 to 2009 and the temporary suspension of redevelopment activity on your 330 N. Wabash Avenue property are not indicators of impairment for your properties. Further, it appears that you have tested the recoverability of the 330 N. Wabash Avenue property and determined that the estimated recoverable value exceeded the carrying value. Based on your response, we understand that there would not be an impairment charge; however, in light of your determination that it was necessary to prepare an undiscounted cash flow analysis, please tell us how you determined that the temporary suspension of redevelopment activity is not an indicator of impairment. Please refer to paragraph 21 of ASC 360-10-35.

Response: In response to your comment, we confirm for you as follows:

•

The “triggering events” described in our response to comment 2. in your letter to us dated September 20, 2010 are events that we consider in determining whether we need to conduct an undiscounted cash flow analysis. Depending on the outcome of the undiscounted cash flow analysis relative to the carrying value of the applicable property, we would record an impairment. In other words, our use of the phrase “triggering events” was not a reference to circumstances that required our recognition of an impairment and instead was a reference to circumstances that required us to undertake additional testing to determine if an impairment was warranted.

•

A substantial decline in cash flow from a property is a “triggering event,” as we use the term, and if decreases in occupancy, ADR and RevPar lead to a substantial decline in cash flow, then such decreases would constitute a triggering event.

•

We will revise our disclosure in our future annual reports on Form 10-K to provide that triggering events include “a substantial decline in operating cash flows during the period, including declines related to declines in occupancy, ADR or RevPAR.”

•

The temporary suspension of development activity at our 330 N. Wabash property was a “triggering event,” as we use the term. As a result, we performed an undiscounted cash flow analysis and determined that the recoverable value of the property exceeded its carrying value; thus, impairment was not indicated.

Schedule 14A filed March 11, 2010

General

2. We note your response to comment 5 of our letter dated September 20, 2010. You state that the first full paragraph under the subheading “Compensation Committee” on page 9 responds to Item 404(b) of Regulation S-K. Your disclosure in this paragraph states that “the Compensation Committee is responsible for reviewing any transactions that involve potential conflicts of interest involving executive officers, trustees and their immediate family members.” Item 404(b) of Regulation S-K requires a description of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, which would include transactions with executive officers, trustees and greater than 5% security holders. If your Compensation Committee’s responsibilities provide for such review, please tell us and confirm that you will revise your disclosure accordingly in future filings. Alternatively, please provide the disclosure called for by Item 404(b) of Regulation S-K. Please tell us what such disclosure would look like and confirm that you will include similar disclosure in future filings to address this issue.

Response: In response to your comment, we will include in our future proxy statements on Schedule 14A in respect of annual meetings of shareholders (or our future annual reports on Form 10-K, if applicable) the following: “It is our policy and procedure that any transaction involving any of our executive officers, trustees, trustee nominees, a 5% or greater shareholder or their immediate family members that we would be required to report pursuant to Item 404(a) of Regulation S-K promulgated by the SEC is subject to review and approval by our Compensation Committee. Item 404(a) requires disclosure of any transaction, since the beginning of our last fiscal year, or any currently proposed transaction, in which the amount involved exceeds $120,000, and in which any of the related persons described above had or will have a direct or indirect material interest.”

Annual Cash Incentive Bonus, page 23

3. We note your response to comment 10 of our letter dated September 20, 2010. In future filings, please disclose the actual MBOs for that year instead of just disclosing a list of possible goals. Please provide correspondence to us to illustrate the disclosure you will include in future filings to address these issues.

Response: In response to your comment, we respectfully submit that we do not believe such disclosure would be required pursuant to the instructions to Item 402. Instruction 4 to Item 402(b) provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. Two of our 2009 MBOs disclose specific target levels with respect to our EBITDA and property-level RevPar. We believe that those specific target levels are not required to be disclosed pursuant

A-2

to the Item 402 instruction. In addition, our MBOs contain confidential commercial and financial information, including but not limited to information regarding specific counter-parties, management agreements, future plans for certain properties and property-level operations. We believe disclosure of this detailed information would provide our competitors with valuable information regarding how we operate our business and how we intend to improve our performance. We respectfully submit that this confidential commercial and financial information is not material to our shareholders and that disclosure of the information may result in competitive harm for our company. Therefore, we believe that information is not required to be disclosed pursuant to the instructions to Item 402.

In our proposed disclosure contained in our October 12, 2010 response to comment 10 of your letter dated September 20, 2010, we endeavored to provide enough detail in the description of the example MBOs to permit shareholders to understand the nature of the MBOs, without causing us competitive harm.

A-3